                  UNITED STATES                   OMB APPROVAL
        SECURITIES AND EXCHANGE COMMISSION        OMB NUMBER: 3235-0058
              Washington, D.C. 20549              Expires: May 31, 1997
                                                  Estimated average burden
                  FORM 12b-25                     hours per response...2.50

            NOTIFICATION OF LATE FILING

                                        SEC File Number  0-21378
                                                        ------------
                                        CUSIP Number     453257 20 6
                                                        ------------
(Check One):
[_] Form 10-K  [_] Form 20-F    [_] Form 11-K  [_] FORM 10-Q SB   [_] Form N-SAR
    For Period Ended:  March 31, 1997
                      --------------------------------------------------------

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[X] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                    ------------------------------------------

------------------------------------------------------------------------------
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
-----------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
-----------------------------------------------------------------------------

                       PART I -- REGISTRANT INFORMATION

-----------------------------------------------------------------------------
Full Name of Registrant

                            Inco Homes Corporation
-----------------------------------------------------------------------------
Former Name if Applicable

-----------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                            1282 West Arrow Highway
                               Upland, CA 91786
-----------------------------------------------------------------------------
City, State and Zip Code

                      PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
                [X]     (a) The reasons described in reasonable detail in Part
                            III of this form could not be eliminated without unreasonable effort or expense;

                [X]     (b) The subject annual report, semi-annual report,
                            transition report on Form 10-K. Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               [_]      (c) The accountant's statement or other exhibit required
                            by Rule 12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    Inco Homes Corporation ("Company") is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 1997 without unreasonable effort or expense for the following reasons:

    . Key accounting personnel resigned from the Company. This included the Chief Financial Officer who left the Company in January, 1997 and the Division Controller, who left the Company in March, 1997. The Company's Director of Finance and Accounting was elected by the Board of Directors of the Company on January 15, 1997 as the new Chief Financial Officer. Neither the position of Director of Finance and Accounting and Division Controller has been restaffed as of the date of this Form 12b-25.

                         PART IV -- OTHER INFORMATION

For the quarter ended March 31, 1997, the Company anticipates reporting a loss of approximately $300,000, compared to a loss of $946,000 in the quarter ended March 31, 1996. The estimated components of the anticipated loss are as follows.

                                                        AMOUNT
                                                (dollars in thousands)

                . Loss from operations                   $786

                . Extraordinary Item                     (486)
                                                    ---------
                                                         $300
                                                    =========

No assurances can be given that upon finalization of the Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 the Company's results will not materially differ from the estimates stated above.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ira C. Norris or Norman B. Gold      (909)             981-8989
-------------------------------   -----------     ------------------
           (Name)                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                           Yes[X] [_] NO

    ----------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 Yes[X]   [_] NO

    If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    See Statement Attached.
--------------------------------------------------------------------------------

                            Inco Homes Corporation
------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 8, 1997                      By /s/ NORMAN B. GOLD
     -------------------------------      ------------------------------------
                                               NORMAN B. GOLD

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------ATTENTION-------------------------------------
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C., 1001).
--------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission. Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is required.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).